Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2016

November 14, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for Amaya Inc. (“Amaya” or the “Corporation”), on a consolidated basis, for the three and nine months ended September 30, 2016. This document should be read in conjunction with the information contained in the Corporation’s unaudited interim condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2016 (the “Q3 2016 Financial Statements”), the Corporation’s audited consolidated financial statements and related notes for the year ended December 31, 2015 (the “2015 Annual Financial Statements”) and the Management’s Discussion and Analysis thereon (the “2015 Annual MD&A”), and the Corporation’s annual information form for the year ended December 31, 2015 (the “2015 Annual Information Form” and together with the 2015 Annual Financial Statements and 2015 Annual MD&A, the “2015 Annual Reports”). These documents and additional information regarding the business of the Corporation are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and the Corporation’s website at www.amaya.com.

As previously reported, beginning with the three months ended March 31, 2016, the Corporation changed its presentation currency from Canadian dollars to U.S. dollars (see note 4). As such, for reporting purposes the Corporation currently prepares its financial statements in U.S. dollars and, unless otherwise indicated, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) and “USD” amounts and references in this MD&A are in and to U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros and references to ‘‘CDN’’ or “CDN $” are to Canadian dollars. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Q3 2016 Financial Statements.

As at September 30, 2016, the Corporation had two major lines of operations within its Business‑to‑Consumer (“B2C”) business, real-money online poker (“Poker”) and real-money online casino and sportsbook (“Casino & Sportsbook”). As it relates to these two business lines, online revenues include revenues generated through the Corporation’s online, mobile and desktop client platforms. After accounting for discontinued operations and the divestiture of its Business-to-Business (“B2B”) assets during the year ended December 31, 2015, the Corporation no longer owns or operates the former B2B segment. The Corporation restated all prior periods presented herein to reflect the new operating segment and major lines of operations.

This MD&A references non-IFRS and non-U.S. GAAP financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below.  Amaya believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions.  Although management believes these financial measures are important in evaluating Amaya, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on Amaya’s operating results.

Unless otherwise stated, in preparing this MD&A the Corporation has taken into account information available to it up to November 14, 2016, the date the Corporation’s board of directors (the “Board”) approved this MD&A and the Q3 2016 Financial Statements.  The financial information contained herein for the three and nine months ended September 30, 2016 and 2015 is unaudited.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A and the Q3 2016 Financial Statements contain certain information that may constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its customers and its industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Specific factors and assumptions include, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors and Uncertainties” section of the 2015 Annual Information Form:  the heavily regulated industry in which the Corporation carries on its business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute, operate, and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within the Corporation’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added (“VAT”) and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in the Corporation’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and, natural events. These factors are not intended to represent a complete list of the factors that could affect the Corporation; however, these factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” in the 2015 Annual Information Form, elsewhere in this MD&A and the 2015 Annual Reports and in other filings that Amaya has made and may make with applicable securities authorities in the future, should be considered carefully.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.  The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe Amaya’s expectations as of November 14, 2016 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

LIMITATIONS OF KEY METRICS AND OTHER DATA

The numbers for Amaya’s key metrics, which include quarterly real-money active uniques (“QAUs”) and quarterly net yield (“QNY”), as well as certain other metrics, are calculated using internal company data based on the activity of customer accounts. While these numbers are based on what Amaya believes to be reasonable judgements and estimates of its customer base for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its products and services across its customer base. Such challenges and limitations may also affect Amaya’s understanding of certain details of its business. In addition, Amaya’s key metrics and related estimates may differ from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in methodology and access to information. Moreover, QNY is a non-IFRS measure. For important information on Amaya’s non-IFRS measures, see the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Key Metrics” and “Selected Financial Information—Other Financial Information” below.

For example, the methodologies used to measure customer metrics are based on significant internal judgments and estimates, and may be susceptible to algorithm, calculation or other technical errors, including, without limitation, how certain metrics may be defined (and the assumptions and considerations made and included in, or excluded from, such definitions). In particular, Amaya’s business intelligence tools may fail on a particular data backup or upload, which could lead to certain customer activity not being recorded, and thus not included, in the calculation of a particular key metric, such as QAUs. In addition, as it relates to Amaya’s play-money offerings, customers are required to provide limited information when establishing accounts, which could lead to the creation of multiple accounts for the same customer (in nearly all instances such account creation would be in violation of Amaya’s applicable terms and conditions of use). Although Amaya typically addresses and corrects any such failures, duplications and inaccuracies relatively quickly, its metrics are still susceptible to the same and its estimations of such metrics may be lower or higher than the actual numbers.

Amaya regularly reviews its processes for calculating and defining these metrics, and from time to time it may discover inaccuracies in its metrics or make adjustments to improve their accuracy that may result in the recalculation of historical metrics. These adjustments may also include adjustments to underlying data, such as changes to historical revenue amounts as a result of certain accounting reallocations made in later periods. Amaya also continuously seeks to improve its ability to identify irregularities and inaccuracies (and suspend any customer accounts that violate its terms and conditions of use) and its estimates of key metrics may change due to improvements or changes in its methodology. Notwithstanding the foregoing, Amaya believes that any such inaccuracies or adjustments are immaterial unless otherwise stated.

If the public or investors do not perceive Amaya’s customer metrics to be accurate representations of its customer base, or if it discovers material inaccuracies in its customer metrics, its reputation may be harmed, which could negatively affect its business, results of operations and financial condition.

OVERVIEW AND OUTLOOK

Business Overview and Background

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya focuses on developing and acquiring interactive technology-based assets with high-growth potential in existing and new markets and industries or verticals. Amaya’s B2C business currently consists of the operations of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited) and its subsidiaries and affiliates (collectively, “Rational Group”). Rational Group currently offers, among other products and services, online (including desktop and mobile) real- and play-money poker and other products, particularly casino and sports betting (also known as sportsbook). Until July 31, 2015, the date on which Amaya completed the sale of its then-remaining B2B assets, Amaya’s B2B business consisted of the operations of certain of its subsidiaries, which offered interactive and land-based gaming solutions. Amaya used the proceeds from the sale of its B2B assets during 2015 to repay a significant portion of its outstanding indebtedness and repurchase certain of its common shares (“Common Shares”).

Since Amaya’s acquisition of the Rational Group on August 1, 2014 (the “Rational Group Acquisition”) and as a result thereof, its B2C operations have been and continue to be its primary business and source of revenue. Through Rational Group, which is based in the Isle of Man and operates globally, Amaya owns and operates gaming and related interactive entertainment businesses, which it offers under several ultimately owned brands, including, among others, PokerStars, Full Tilt, BetStars, StarsDraft, PokerStars Casino and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour). These brands have more than 105 million cumulative registered customers globally, and they collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos around the world and poker programming created for television and online audiences. The Corporation currently estimates that the PokerStars site collectively holds a majority of the global market share of real-money poker player liquidity, or the volume of real money poker players, and is among the leaders in play-money poker player liquidity. Since its 2001 launch, the Corporation also estimates that PokerStars has become the world’s largest real-money online poker site based on, among other things, player liquidity and revenues, and the Corporation believes that PokerStars has distinguished itself as the world’s premier poker brand.

In addition to pursuing growth opportunities in online and mobile poker in existing and new markets, including through the innovation of new product features and enhancements, geographic expansion and improvements to the poker ecosystem (as discussed below), Amaya believes that there are potentially significant opportunities for growth in other verticals. Specifically, Amaya believes that these verticals initially include online and mobile casino and sportsbook, and such potential opportunities include the ability to leverage its brand and product recognition (particularly poker) to acquire new customers, including recreational customers, and capitalize on network effects and cross-selling these new verticals to its existing and new customer base. While the Corporation continues to improve the product offering, including through a mobile application and other enhancements, expand its game portfolio and geographic reach, and launch limited and targeted external marketing campaigns, it estimates that Rational Group’s combined online casino is currently among the world’s fastest growing and has one of the largest player bases among its competitors.  In addition to online and mobile casino and sportsbook, Amaya currently intends to expand upon and explore other growth opportunities, including, without limitation, expanding upon its current social gaming offering, exploring potential opportunities for its daily fantasy sports product, and pursuing other interactive entertainment opportunities.  Through what it believes to be a premier, scalable platform that diversifies its products and services both geographically and across verticals, Amaya currently expects that the Rational Group Acquisition will continue to help facilitate an increase in shareholder value and the delivery of sustainable, profitable long-term growth.

Amaya is continuously working to enhance its proprietary platforms and has invested significantly in its technology infrastructure since inception to ensure a positive experience for its customers, not only from a gameplay perspective, but most importantly, with respect to security and integrity across business segments and verticals. Amaya dedicates nearly all of its research and development investments to its B2C business, which seeks to provide broad market applications for products derived from its technology base. To support Amaya’s strong reputation for security and integrity, Amaya employs what it believes to be industry‑leading practices and systems with respect to various aspects of its technology infrastructure, including, but not limited to, information and payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming and loyalty programs and rewards.

Amaya also monitors and assesses its products and services to continuously improve the experience for all of its customers and to ensure a safe, competitive and enjoyable environment. As such and as previously reported, the Corporation has implemented a number of policies and controls, and anticipates implementing additional policies and controls throughout the remainder of 2016 and into 2017, to significantly reduce or eliminate the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others. In addition to controls over technological tools and software, the Corporation also assesses its pricing and loyalty programs and rewards to ensure that such pricing and the distribution of such rewards and incentives is aligned with the Corporation’s objectives to reward customers for loyalty and behavior that is positive to the overall customer experience and the particular product’s ecosystem. As previously reported, since the beginning of the year, Amaya has introduced certain improvements in the poker ecosystem to benefit and attract high value, net depositing customers (primarily recreational players) and reduce incentives for high volume, net withdrawing customers, and adjusting the pricing on poker games and tournaments (also known as rake) on certain offerings (which resulted in an effective increase).  The Corporation anticipates that these and future planned improvements, despite an expected overall decrease in volume of gameplay and total deposit balances held by high volume, net withdrawing players, will create a more attractive environment and experience for recreational players, allowing them to play longer on its platforms and engage in its various product offerings. The Corporation believes this has led and may continue to lead to an increase in net deposits (equal to total customer deposits minus total customer withdrawals made on the Corporation’s real money platform) and greater retention. The Corporation has been, among other things, reinvesting resulting savings and funds from the poker ecosystem improvements into marketing, increased rewards for other customers, bonuses and promotions, new poker products and services, research and development, and to help offset costs in the business, including gaming duties and others related to promoting the regulation of online gaming in various jurisdictions.

Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, North America and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 16 jurisdictions.  Amaya intends to seek licensure in more European Union member states if and when such member states introduce their own independent regulatory and licensing regimes and generally following a determination by the European Commission that such national regulatory frameworks are compliant with European Union law.  Outside of the European Union, Amaya anticipates there may be a potential for regulation of online gaming, including online poker, casino and/or sportsbook, and that this may result in potential licensing or partnerships with private operators or governmental bodies in various jurisdictions. With respect to online gaming, Amaya supports regulation, including licensing and taxation regimes, which it believes will promote sustainable online gaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction, operators, and the industry as a whole. See also “Regulatory Environment” in the 2015 Annual Information Form.

Notwithstanding, the online gaming industry is heavily regulated and failure by Amaya to obtain or maintain applicable licensure or approvals, or otherwise comply with applicable requirements, restrictions and prohibitions, could, among other things, be disruptive to its business and adversely affect its operations.  Amaya may also not be able to capitalize on the expansion of online gaming or other trends and changes in the online gaming industry, including due to laws and regulations governing this industry.  For example, new gaming laws or regulations, changes in existing gaming laws or regulations, new interpretations of existing gaming laws or regulations or changes in the manner in which existing laws and regulations are enforced, may hinder or prevent the Corporation from continuing to operate in those jurisdictions where it currently carries on business, which would harm its operating results and financial condition. For additional risks and uncertainties related to regulation, see below under “Risk Factors and Uncertainties”, as well as “Risk Factors and Uncertainties—Risks Related to Regulation” in the 2015 Annual Information Form.

For additional information about the B2C business and the former B2B business, as well as additional information about Amaya and certain recent corporate highlights and developments, see “Overview and Outlook—Year-to-Date and Subsequent Developments”, “Additional Information”, and the 2015 Annual Reports. For additional risks and uncertainties relating to, among other things, Amaya, its business, its customers, its regulatory and tax environment and the industries and geographies in which it operates see “Risk Factors and Uncertainties” below and in the 2015 Annual Information Form, as well as the risks and uncertainties contained elsewhere herein, the 2015 Annual Reports and in other filings that Amaya has made and may make with applicable securities authorities in the future.

Year-to-Date and Subsequent Developments

Set forth below is a general summary of certain recent corporate developments for the first three quarters of 2016 and to the date hereof. For additional recent corporate developments and highlights, see the 2015 Annual Reports, the Corporation’s management’s discussion and analysis for the three and six months ended June 30, 2016 (the “Q2 2016 MD&A”), and refer to “Further Information” below.

Appointment of Chief Executive Officer

As announced on August 12, 2016, Rafael Ashkenazi was appointed Chief Executive Officer on a permanent basis, effective August 11, 2016, replacing Amaya’s former Chief Executive Officer, David Baazov. Mr. Ashkenazi also continues to serve as Chief Executive Officer of Rational Group.

Strategic Review Update

On October 18, 2016, the Corporation announced the completion of the review of strategic alternatives by the special committee of independent directors (the “Special Committee”), and that following an extensive review, upon the unanimous recommendation of the Special Committee, the Board had concluded that at the time remaining as an independent publicly-traded corporation best positioned the Corporation to deliver long-term shareholder value. At the same time, the Special Committee announced that its previously announced discussions with William Hill PLC (LSE: WHM) regarding a potential all share merger of equals had concluded and that the parties had determined that they would no longer pursue the merger.

The announcement also noted that the Corporation had been informed by Mr. Baazov that he continues to be interested in acquiring all of its outstanding shares and that the Special Committee had not received an offer from Mr. Baazov that it or its advisors believes is capable of resulting in a completed transaction, but that the Board will consider any bona fide offer that Mr. Baazov or any other party may make in the future despite the conclusion of the Special Committee’s review of strategic alternatives.

Deferred Payment Financing

On November 14, 2016, the Corporation announced that it intends to prepay approximately $200 million of the $400 million deferred purchase price for the Rational Group Acquisition on or about November 18, 2016, subject to market, business and other conditions and considerations. To make such payment, the Corporation will use approximately $143 million of its required monthly excess cash flow deposits and approximately $57 million of unrestricted cash on its balance sheet. Such prepayment will be at a 6% annual discount rate and the Corporation expects to save approximately $2.5 million by making the prepayment. The balance of the deferred purchase price is due on February 1, 2017. As previously reported, the Corporation is pursuing various non-dilutive options to pay the balance of such deferred purchase price and expects to announce the same by the end of the current fiscal year.

AMF Investigation and Other Matters

On March 23, 2016, Amaya reported that the Autorité des marchés financiers (the “AMF”), the securities regulatory authority in the Province of Quebec, charged Mr. Baazov for aiding with trades while in possession of privileged information, influencing or attempting to influence the market price of Amaya securities, and communicating privileged information. The AMF has not made any allegation of wrongdoing by Amaya or any of its subsidiaries or other directors or officers.  The charges relating to communicating privileged information involve allegations relating to a former financial advisor to Amaya, and the charges relating to influencing or attempting to influence the market price of Amaya securities involve allegations relating to that same advisor and a former employee of Amaya. Mr. Baazov has denied the allegations made against him by the AMF.

On March 23, 2016, the Board became aware of a decision of the Tribunal administrative des marchés financiers (formerly known as the Bureau de Décision et de Révision) (the “TMF”), the administrative tribunal in Quebec that hears certain AMF applications, which disclosed additional AMF investigations into the alleged conduct of Mr. Baazov and 12 individuals which are beyond the scope of the charges and of the internal investigation referred to in Amaya’s March 23, 2016 and prior press releases and public disclosure.  None of the individuals targeted by the TMF decision are currently employees, officers or directors of Amaya.  While none of these allegations have been proven, the Board takes them seriously and is investigating these additional matters and the matters that are the subject of the AMF investigation.

Amaya continues to cooperate with the AMF in its investigation and has done so since the AMF first began its investigation in 2014, which is consistent with the Corporation’s practice.

In the course of the internal investigation with respect to the AMF matters, the Board became aware of certain information which it is reviewing in order to determine whether the Corporation or its subsidiaries may have made improper payments relating to its historical B2B business directly or through external consultants to foreign governmental officials in certain jurisdictions outside of Canada and the United States.  This historical business, which primarily provided lottery services but also sold refurbished gaming terminals, was never profitable and effectively ceased operations in 2014.  The Corporation does not currently have operations or hold any licenses or approvals in any of these foreign jurisdictions.

Based on its review of these matters to date, the Board has not identified issues that it believes would have a significant adverse effect on the Corporation’s financial position or business operations.  The Board’s review of the possibility of improper foreign payments is ongoing, with the involvement of external counsel, and additional information could become known to it in the future.  The Corporation has contacted the Royal Canadian Mounted Police in Canada and the Department of Justice and Securities and Exchange Commission in the United States with respect to these matters and continues to cooperate with all governmental authorities.

The Corporation is committed to operating in accordance with the highest ethical standards and conducting business in an honest and transparent manner that is in compliance with applicable law, its Code of Business Conduct and applicable internal policies.

KEY METRICS

The Corporation reviews a number of metrics, including those key metrics set forth below, to evaluate its business, measure performance, identify trends affecting the same, formulate business plans and make strategic decisions. With respect to the key metrics set forth below, Amaya began calculating and reviewing such metrics as of the start of the fourth quarter of 2014 following the Rational Group Acquisition and as such, has provided below applicable trend information for each of the quarterly periods since the fourth quarter of 2014. Although management may have provided other customer metrics since the Rational Group Acquisition, it continues to review and assess the importance, completeness and accuracy of such metrics as it relates to its evaluation of the business, its performance and the trends affecting the same, including, without limitation, customer engagement, gameplay, depositing activity, and various other customer trends. As such, management may determine that particular metrics that may have been presented in the past may no longer be helpful or relevant to an understanding of Amaya’s current and future business, performance or trends affecting the same, and as a result, such historic metrics may be replaced or new or alternative metrics may be introduced. For each applicable period, management intends to provide key metrics that it believes may be the most helpful and relevant to a complete and accurate understanding of the Corporation’s business, performance and trends affecting the same, in each case taking into account, among other things, the development of its product offerings and expansion in new markets and verticals. For additional information on how the Corporation calculates its key metrics and factors that can affect such metrics, see “Limitations of Key Metrics and Other Data” above.

Quarterly Real-Money Active Uniques (QAUs).

The Corporation defines QAUs as active unique customers (online, mobile and desktop client) who generated rake, placed a bet or otherwise wagered (excluding free play, bonuses or other promotions) on or through an Amaya poker, casino or sportsbook offering during the applicable quarterly period. The Corporation defines unique as a customer who played at least once on one of the Corporation’s real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (e.g., both poker and casino).  QAUs are a measure of the player liquidity on the Corporation’s real-money poker product offerings and level of gameplay on all of its real-money product offerings, collectively. Customer growth trends reflected in QAUs are key factors that affect the Corporation’s revenues. Trends in QAUs affect revenue and financial results by influencing the volume of gameplay, the Corporation’s product offerings, and its expenses and capital expenditures. QAUs are disclosed below on a combined basis for the PokerStars and Full Tilt brands (including their respective related brands as applicable).

During the three months ended September 30, 2016, the Corporation had 2.36 million combined QAUs, which represents an increase of 4.9% from the three months ended September 30, 2015, and a 0.4% increase from the three months ended June 30, 2016. The Corporation believes that the increase when compared to the third quarter of 2015 was primarily the result of increased registrations of new customers playing for real money, improved retention and reactivation of existing customers due to the expansion of the Corporation’s product offerings into casino and sportsbook, successful marketing campaigns, and improvements in the poker ecosystem benefiting recreational players, as well as increased investment in customer relationship management initiatives. This is despite a decline in customer activity on the Full Tilt real-money online offerings in connection with a reduction in marketing expense and the player migration to the PokerStars platform. The Corporation believes that QAUs were virtually flat compared to the second quarter of 2016 primarily as a result of seasonality. Historically, QAUs from the Corporation’s B2C operations have generally been higher in the first and fourth fiscal quarters. For a description of seasonal trends and other factors, see “Summary of Quarterly Results” below.

The Corporation may continue to face challenges in increasing the size of its active customer base, due to, among other things, competition from alternative products and services and potential future weakness in global currencies against the U.S. dollar, which decreases the purchasing power of the Corporation’s global customer base as the U.S. dollar is the primary currency of game play on the Corporation’s product offerings. Notwithstanding the foregoing, the Corporation intends to drive growth in its customer base, reactivate dormant users and retain existing customers by, among other things, continuing to introduce improvements in the poker ecosystem to benefit recreational players, invest in customer relationship management initiatives, demonstrate the superiority of its products and services, improve the effectiveness of its marketing and promotional efforts, and by continuing to introduce new and innovative products, features and enhancements. See also the 2015 Annual Information Form, including under the headings “Business of the Corporation—Online and Mobile Poker”, “—Other Online and Mobile Products” and “—Business Strategy of the Corporation”. To the extent the growth of or growth rate in the Corporation’s customer base declines, the Corporation’s revenue growth will become increasingly dependent on its ability to increase levels of customer monetization.

Quarterly Net Yield (QNY)

The Corporation defines QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues from play-money offerings, live events and branded poker rooms, which are included in Other B2C revenues) for its two business lines (i.e., Poker and Casino & Sportsbook) as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. QNY is a non-IFRS measure.  For a reconciliation of the numerator of QNY to the nearest IFRS measure, see below, and for other important information on Amaya’s non-IFRS measures, see the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Selected Financial Information—Other Financial Information” below. The Corporation also provides QNY on a constant currency basis. For information on the Corporation’s constant currency revenues, see “Discussion of Operations—Impact of Foreign Exchange on Revenue”.  Trends in QNY are a measure of growth as the Corporation continues to expand its core real-money online poker offerings and real-money online casino and sportsbook offerings. In addition, monetization trends reflected in QNY are key factors that affect the Corporation’s revenue.

During the three months ended September 30, 2016, the Corporation’s QNY was $111, which represents an increase of 4.7% from the three months ended September 30, 2015.  The growth in QNY was primarily the result of (i) the continued rollout of the casino product offerings, including through additional third party slots under the PokerStars Casino brand and into new jurisdictions, (ii) the continued rollout of the Corporation’s sportsbook product offering, including through the addition of new sports, new jurisdictions, and the introduction of marketing campaigns, and (iii) improved customer relationship management initiatives, as well as the previously announced changes to the customer loyalty program and rake structure. During the three months ended September 30, 2016, the Corporation’s constant currency QNY was $114, which represents an increase of 7.0% from the three months ended September 30, 2015.  The growth in constant currency QNY was driven primarily by the same factors mentioned above.

There are many variables that impact the monetization of the Corporation’s product offerings through QNY, including the rake and fees charged in real-money online poker, the amounts wagered in real-money online casino and sportsbook, the amount of time customers play on its products, offsets to gross gaming revenue for loyalty program rewards, bonuses, promotions and VAT in certain jurisdictions, and the amount the Corporation spends on advertising and other expenses. The Corporation currently intends to increase QNY in future periods by, among other things, (i) continuing to introduce new and innovative products and other initiatives to enhance and optimize the customer experience and increase customer engagement, including through customer relationship management initiatives to attract high value customers (primarily recreational players), (ii) capitalizing on its existing online poker platforms and offerings, which provides customers with the highest level of player liquidity globally, (iii) cross-selling its online poker, casino and sportsbook offerings to both existing and new customers, and (iv) continuing to expand and improve its online casino and sportsbook offerings, including through the addition of new product offerings and new geographies.  See also the 2015 Annual Information Form, including under the headings “Business of the Corporation—Online and Mobile Poker”, “—Other Online and Mobile Products” and “—Business Strategy of the Corporation”.

The table below presents a reconciliation of the numerator of QNY (i.e., Poker and Casino & Sportsbook) to the nearest IFRS measure (i.e., total revenue) as reported for the applicable period. Unless otherwise noted, any deviation in the reconciliation below to measures presented herein may be the result of immaterial adjustments made in later periods due to certain accounting reallocations.

	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2014	2015	2015	2015	2015	2016	2016	2016
Total Revenue	300,211	272,292	259,500	247,327	293,201	288,673	285,939	270,846
Corporate	(1,899)	(426)	(392)	(225)	(471)	(214)	(223)	(165)
Other B2C	(11,815)	(12,638)	(11,562)	(9,729)	(13,419)	(11,971)	(10,479)	(9,632)
Poker and Casino & Sportsbook	286,497	259,228	247,546	237,373	279,311	276,488	275,237	261,049

SELECTED FINANCIAL INFORMATION

Selected Financial Information

Selected financial information of the Corporation for the three and nine months ended September 30, 2016 and 2015, and for the year ended December 31, 2015, is set forth below.

	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
$000's, except per share amounts	2016	2015	2016	2015	2015
Total Revenue	270,846	247,327	845,458	779,119	1,072,320
Net Earnings	12,523	29,147	90,511	227,381	210,262
Net Earnings (Loss) from Continuing Operations	12,523	(34,438)	90,511	(4,793)	(20,019)
Basic Net Earnings Per Common Share	$0.09	$0.22	$0.65	$1.71	$1.58
Diluted Net Earnings Per Common Share	$0.06	$0.15	$0.47	$1.14	$1.06
Basic Net Earnings (Loss) from Continuing Operations per Common Share	$0.09	$(0.26)	$0.65	$(0.04)	$(0.15)
Diluted Net Earnings (Loss) from Continuing Operations per Common Share	$0.06	$(0.26)	$0.47	$(0.04)	$(0.15)
Total Assets (as at)	5,582,797	5,627,759	5,582,797	5,627,759	5,643,547
Total Long-Term Financial Liabilities (as at)	2,504,445	2,861,110	2,504,445	2,861,110	2,851,994

Total revenue increased in both the three and nine months ended September 30, 2016 as compared to the prior year periods primarily as a result of the growth of the Corporation’s online casino and sportsbook product offerings. For additional variance analysis on Poker revenues and Casino & Sportsbook revenues, see “Discussions of Operations” below. See also “Foreign Exchange Impact on Revenues” below for total revenue calculated on a constant currency basis.

The Corporation’s asset base of approximately $5.58 billion and outstanding long-term liabilities of approximately $2.50 billion at September 30, 2016 and asset base of approximately $5.64 billion and outstanding long-term liabilities of approximately $2.85 billion at December 31, 2015 were all primarily attributable to the Rational Group Acquisition. The decrease in the Corporation’s asset base from December 31, 2015 was primarily the result of the depreciation of its intangible asset base, while the decrease in outstanding long-term liabilities from December 31, 2015 was primarily the result of reclassifying the deferred payment in the aggregate amount of $400 million and payable on February 1, 2017 as a current liability. For additional information on the Corporation’s financial condition, see “Liquidity and Capital Resources” below.

Other Financial Information

To supplement its Q3 2016 Financial Statements presented in accordance with IFRS, the Corporation considers certain financial measures that are not prepared in accordance with IFRS, including those set forth below and QNY set forth above under “Key Metrics”. The Corporation uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.  See also the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Limitations of Key Metrics and Other Data” and “Key Metrics” above.

	Three Months Ended September 30,		Nine Months Ended September 30,
$000's, except per share amounts	2016	2015	2016	2015
Total Revenue	270,846	247,327	845,458	779,119
Adjusted EBITDA	123,164	108,052	376,489	333,985
Adjusted Net Earnings	84,979	69,020	259,686	208,515
Adjusted Net Earnings per Diluted Share	$0.42	$0.35	$1.34	$1.05

Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share

The Corporation defines Adjusted EBITDA as net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and certain other items as set out in the table below.

The Corporation defines Adjusted Net Earnings as net earnings (loss) from continuing operations before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange, and certain other items as set out in the table below. Adjusted Net Earnings per Diluted Share as defined by the Corporation means Adjusted Net Earnings divided by Diluted Shares.

Diluted Shares means weighted average number of Common Shares on a fully diluted basis, including options, warrants and the Corporation’s convertible preferred shares (“Preferred Shares”). The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. See note 8.

The Corporation uses these non-IFRS measures in evaluating its operating results and for financial and operational decision-making purposes. The Corporation believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that we exclude in such measures. The Corporation believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making.

The table below presents a reconciliation of such non-IFRS measures to the nearest IFRS measures.

	Three Months Ended September 30,		Nine Months Ended September 30,
$000's, except per share amounts	2016	2015	2016	2015
Net earnings (loss) from continuing operations	12,523	(34,438)	90,511	(4,793)
Financial expenses	49,155	54,295	101,342	146,012
Income taxes	(400)	3,525	4,078	13,471
Depreciation of property and equipment	2,119	1,995	6,109	5,575
Amortization of intangible and deferred assets	33,326	29,945	96,919	89,208
EBITDA	96,723	55,322	298,959	249,473
Stock-based compensation	1,978	3,543	8,396	11,323
Termination of employment agreements	3,047	2,099	11,365	3,138
Termination of affiliate agreements	1,053	—	3,386	5,290
Loss (gain) on disposal of assets	246	(18)	562	163
Loss from investments and associates	11,104	15,108	14,795	12,127
Gain on sale of subsidiary	—	(5,352)	—	(5,352)
Acquisition-related costs	—	91	199	220
Impairment	527	14,234	7,285	15,519
Other costs	8,486	23,025	31,542	42,084
Adjusted EBITDA	123,164	108,052	376,489	333,985
Current income tax expense	(342)	(942)	(5,814)	(4,319)
Depreciation and amortization (excluding amortization of purchase price allocation intangibles)	(4,369)	(2,568)	(12,359)	(6,670)
Interest (excluding interest accretion)	(33,474)	(35,522)	(98,630)	(114,481)
Adjusted Net Earnings	84,979	69,020	259,686	208,515
Diluted Shares	200,016,913	198,947,923	193,866,395	199,356,102
Adjusted Net Earnings per Diluted Share	$0.42	$0.35	$1.34	$1.05

These non-IFRS measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of these measures rather than net earnings (loss) from continuing operations, which is the nearest IFRS equivalent of these financial measures. Some of these limitations are:

•	these non-IFRS financial measures exclude the applicable items listed in the reconciliation table above and other costs as set forth in the table below; and
•

the expenses that the Corporation excludes in its calculation of these non-IFRS financial measures may differ from the expenses, if any, that its peer companies may exclude from similarly-titled non-IFRS measures when they report their results of operations. In addition, although certain excluded expenses may have been incurred in the past or may be expected to recur in the future, management believes it is appropriate to exclude such expenses at this time as it does not consider them as on-going core operating expenses as it relates specifically to the Corporation as compared to its peer companies. For example, the Corporation currently excludes certain lobbying and legal expenses in jurisdictions where it is actively seeking licensure or similar approval, not for such expenses in jurisdictions where it (or any of its subsidiaries) currently holds a license or similar approval. Management believes that the Corporation’s incremental cost of securing such a license or similar approval in such jurisdictions is generally higher than its peers given liabilities and related issues primarily stemming from periods prior to the Rational Group Acquisition. Moreover, certain exclusions, such as retention bonuses and office restructuring and legacy business unit shutdown costs, primarily relate to the Corporation’s transformation from a B2B provider to a pure-play B2C operator as a result of the Rational Group Acquisition and management believes such expenses are more similar to acquisition-related costs than to on-going core operating expenses. Over time, as management continues to assess its operations and calculation of applicable non-IFRS measures, it believes that, subject to, among other things, unanticipated events or impacts of anticipated events, it should have fewer adjustments or the amounts of such adjustments should decrease.

The table below presents certain items comprising “Other costs” in the reconciliation table above:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$000's	$000's	$000's	$000's
Non-U.S. lobbying expenses	476	1,761	2,300	5,308
U.S. lobbying and legal expenses	2,336	2,962	9,163	6,557
Strategic review professional fees	2,237	—	7,372	—
Retention bonuses	437	1,320	2,657	6,610
Non recurring professional fees	413	2,530	4,833	3,926
Romania back taxes	—	6,988	—	6,988
New Jersey license fees	—	1,440	—	1,440
AMF investigation professional fees	2,587	3,005	4,492	4,858
Office restructuring and legacy business unit shutdown costs	—	3,019	725	6,397
Other costs	8,486	23,025	31,542	42,084

DISCUSSION OF OPERATIONS

Comparison of the Three Months Ended September 30, 2016 and 2015

	Three Months Ended September 30,
$000's except percentage amounts	2016	2015	Variance	% Change
Total Revenue	270,846	247,327	23,519	9.5%
Selling	36,959	35,137	1,822	5.2%
General and administrative	134,676	148,493	(13,817)	(9.3%)
Financial	49,155	54,295	(5,140)	(9.5%)
Gaming duty	26,829	30,468	(3,639)	(11.9%)
Acquisition-related costs	—	91	(91)	(100.0%)
Gain on sale of subsidiary	—	5,352	(5,352)	(100.0%)
Loss from investments	11,057	14,701	(3,644)	(24.8%)
Loss from associates	47	407	(360)	(88.5%)
Income taxes	(400)	3,525	(3,925)	(111.3%)

Revenue

The revenue increase for the three months ended September 30, 2016 as compared to the prior year period was primarily attributable to (i) the continued rollout of the casino product offerings, including through additional third party slots under the PokerStars Casino brand and the expansion of the geographical reach into eligible markets, (ii) the previously announced changes to the customer loyalty program and rake structure, as well as adjustments to the Corporation’s multi-table tournament payout structure, and (iii) the addition of new sports to and the expansion of the geographical reach into eligible markets of the Corporation’s sportsbook product. It was also favorably impacted by growth in QAUs and the Corporation’s previously announced strategy of focusing on recreational players, which continues to see signs of success resulting in additional Poker revenue in part as a result of the reinvestment of loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players. Notwithstanding the foregoing, the general strengthening of the U.S. dollar relative to certain foreign currencies continued to have an unfavorable impact on the Corporation’s revenue as compared to the prior year period. See also “Foreign Exchange Impact on Revenue” below.

Revenue by Business Line and Geographic Region

	Three Months Ended September 30, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	79,749	4,450	2	84,201	—	84,201
Malta	52,959	40,031	3	92,993	—	92,993
Italy	17,668	8,519	146	26,333	—	26,333
United Kingdom	13,261	2,799	86	16,146	—	16,146
Spain	10,826	5,825	153	16,804	—	16,804
France	10,016	886	133	11,035	—	11,035
Other licensed or approved jurisdictions	12,370	1,690	9,109	23,169	165	23,334
	196,849	64,200	9,632	270,681	165	270,846

	Three Months Ended September 30, 2015 (As adjusted - note 4)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	80,585	5,436	—	86,021	—	86,021
Malta	52,935	23,802	—	76,737	—	76,737
Italy	18,034	2,840	146	21,020	—	21,020
United Kingdom	15,105	1,730	89	16,924	—	16,924
Spain	10,462	4,044	147	14,653	—	14,653
France	14,174	—	137	14,311	—	14,311
Other licensed or approved jurisdictions	8,169	57	9,210	17,436	225	17,661
	199,464	37,909	9,729	247,102	225	247,327

Following the Rational Group Acquisition, the vast majority of the Corporation’s revenues have been generated through Poker, followed by Casino & Sportsbook.  Other offerings, including social and play-money gaming, live poker events, branded poker rooms and daily fantasy sports, and other nominal B2C sources of revenue are aggregated into Other B2C revenues.  These business lines together comprise one segment as individually they do not meet any of the quantitative thresholds or disclosure requirements described in IFRS 8, Operating segments. Corporate revenues include certain other nominal sources of revenue.

Poker Revenue

Poker revenue for the three months ended September 30, 2016 was $196.8 million as compared to Poker revenue of $199.5 million for the three months ended September 30, 2015, which represents a decrease of approximately 1.3% year-over-year. The decline in Poker revenue was primarily the result of (i) certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money online casino offerings, (ii) a decline in customer activity on the Full Tilt real-money online poker offerings, (iii) the cessation of operations in Portugal, Israel and Slovenia, (iv) a decline in interest on player deposits, reflecting a decrease in the aggregate amount of customer deposits, and (v) the impact of the Union of European Football Associations’ Euro 2016 tournament (the “2016 Euros”), which led to an increase in sportsbook revenues to the detriment of Poker revenues. Notwithstanding, Poker revenues were positively impacted and supported by (i) the Corporation’s previously announced strategy of focusing on recreational players, including through initiatives such as changes to its online poker loyalty program, rake structure, and the introduction of new poker promotions (in part a result of the reinvestment of loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players), (ii) an increase in QAUs, (iii) adjustments to the multi-table tournament payout structure to increase the percentage of players who have the ability to win, and (iv) the launch of PokerStars NJ. The factors resulted in additional Poker revenue that partially offset the overall year-over-year decline. For information on the impact of fluctuations in foreign exchange rates, see “Foreign Exchange Impact on Revenue” below.

Casino & Sportsbook Revenue

Casino & Sportsbook revenue for the three months ended September 30, 2016 was $64.2 million as compared to $37.9 million for the three months ended September 30, 2015, which represents an increase of 69.4%.  The increase in Casino & Sportsbook revenue was primarily the result of (i) the continued rollout of the Corporation’s casino product offerings, including through additional third party slots under the PokerStars Casino brand, (ii) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, and (iii) the addition of new sports to the Corporation’s sportsbook product, as well as the initiation of marketing campaigns. The Corporation believes that the smaller year-over-year increase in the current period as compared to prior year-over-year periods was primarily the result of the Corporation offering a more fulsome selection of third party slots in its online casino for the full period in both 2016 and 2015, as opposed to only the applicable 2016 period (PokerStars first launched its third party slots offerings during the second quarter of 2015).

Revenue by Geographic Region

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its online gaming products and services. The revenue tables above set out the proportion of revenue attributable to each license or approval generating a minimum of 5% of total consolidated revenue for the three months ended September 30, 2016 and 2015, as well as the revenue attributable to Canada, the Corporation’s jurisdiction of incorporation.

Poker

Except for France and the United Kingdom, Poker revenue was relatively stable in most geographic regions for the three months ended September 30, 2016 as compared to prior year period (Isle of Man and Italy decreased slightly while Malta and Spain increased slightly). The growth in other licensed and approved jurisdictions was primarily the result of obtaining a local license to operate online gaming in Romania, which had previously operated under the Malta license, and the introduction of PokerStars NJ to the New Jersey market.  The overall decline in Poker revenue was primarily the result of (i) certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money online casino offerings, (ii) a decline in customer activity on the Full Tilt real-money online poker offerings, (iii) the cessation of operations in Portugal, Israel and Slovenia, impacting Malta and Isle of Man Poker revenues, (iv) a decline in interest on player deposits, reflecting a decrease in the aggregate amount of customer deposits, and (v) the impact of the Union of European Football Associations’ Euro 2016 tournament (the “2016 Euros”), which led to an increase in sportsbook revenues to the detriment of Poker revenues. The decline in France was also primarily due to an increase in customer relationship management campaigns, in anticipation of France potentially transitioning to shared liquidity, leading to a reduction in net gaming revenue. The decline in the United Kingdom was primarily due to the devaluation of the Great Britain Pound Sterling.

Casino & Sportsbook

Casino & Sportsbook revenue increased in each geographic region, with the exception of Isle of Man, for the three months ended September 30, 2016 as compared to the prior year period. The increases were primarily the result of (i) the continued rollout of the Corporation’s casino product offerings, including through additional third party slots under the PokerStars Casino brand, (ii) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, and (iii) the addition of new sports to the Corporation’s sportsbook product, as well as the initiation of marketing campaigns.  The significant increase in Malta, and the decrease in the Isle of Man, was also the result of the Corporation offering online casino under its Malta license in the Isle of Man and the United Kingdom. The Corporation uses its Malta license for online casino offerings in the Isle of Man and United Kingdom to offset the VAT that it is contractually obligated to pay third party online slots providers with corresponding VAT input tax credits. Malta was also positively impacted by the expansion of the Corporation’s online casino and sportsbook product offerings into eligible markets. In addition, the significant increase in other licensed or approved jurisdictions was primarily the result of obtaining a local license to operate online gaming in Romania, which had previously operated under the Malta license, introduction of online casino and sportsbook in Estonia and the introduction of online casino in New Jersey.  The Corporation does not currently offer online casino in France, but recently introduced its online sportsbook product offering in that jurisdiction in June 2016.

Other B2C

Other B2C revenue decreased in other licensed and approved jurisdictions during the three months ended September 30, 2016 primarily as a result of a decrease in revenue from play money chip sales.

Foreign Exchange Impact on Revenue

The general strengthening of the U.S. dollar, which is the primary currency of game play on the Corporation’s product offerings, relative to certain foreign currencies (primarily the Euro) during the three months ended September 30, 2015 as compared to the same period in 2016 continued to have an unfavorable impact on the Corporation’s revenue. During the three months ended September 30, 2016, the Corporation estimates the decline in the purchasing power of its consumer base, based on a weighted average of customer deposits, was a result of an average 2.5% decline in the value of its customers’ local currencies relative to the U.S. dollar.

To calculate revenue on a constant currency basis, the Corporation translated revenue for the current period using the prior year’s monthly average exchange rates for its local currencies other than the U.S. dollar, which the Corporation believes is a useful metric that facilitates comparison to its historical performance, mainly because the U.S. dollar is the primary currency of game play on the Corporation’s product offerings and the majority of the Corporation’s customers are from European Union jurisdictions.

If the Corporation had translated its total IFRS revenue for the three months ended September 30, 2016 using the constant currency exchange rates for its settlement currencies other than the U.S. dollar, such revenues would have been approximately $278.1 million, which is approximately $7.2 million, or 2.7%, higher than actual IFRS revenue during such period.

Expenses

Selling

The increase in selling expenses for the three months ended September 30, 2016 as compared to the prior year period was primarily the result of an increase in royalties paid to third party online casino providers. The Corporation continues to anticipate additional marketing and advertising campaigns during the remainder of 2016, including those associated with the Corporation’s anticipated expansion of its online sportsbook offering, particularly as it relates to the promotion of the new BetStars brand.

General and Administrative

The decrease in general and administrative expenses for the three months ended September 30, 2016 as compared to the prior year period was primarily the result of an impairment charge relating to a markdown of the Corporation’s investment in Innova Gaming Group Inc. (TSX: IGG) (“Innova”) during the three months ended September 30, 2015.  The decrease was partially offset by an increase in consulting and professional fees incurred by the Corporation in connection with the Special Committee’s review of strategic alternatives for the Corporation and matters relating to the AMF investigation.

Financial

The decrease in financial expenses for the three months ended September 30, 2016 as compared to the prior year period was primarily the result of lower foreign exchange expense recorded and lower interest incurred on long-term debt as a result of the Refinancing (as defined and detailed below).

Gaming Duty

The decrease in gaming duty expenses for the three months ended September 30, 2016 as compared to the prior year period was primarily the result of a one-time payment of gaming duties owed to Romania in such period. Notwithstanding, the decrease was partially offset by increases in new gaming duties in certain jurisdictions, including Austria and New Jersey.

Foreign Exchange Impact on Expenses

The Corporation’s expenses are also impacted by currency fluctuations.  Almost all of its expenses are incurred in either the Euro, Great Britain Pound Sterling, U.S. dollar or Canadian dollar. There are some natural hedges as a result of customer deposits made in such currencies, however the Corporation also enters into certain economic hedges to mitigate the impact of foreign currency fluctuations as it deems necessary. Further information on foreign currency risk can be found below in “Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk”.

Loss from Investments

The decrease in losses recognized from investments during the three months ended September 30, 2016 as compared to the prior year period was primarily the result of the value of the Corporation’s retained ownership of certain preferred shares of NYX Digital Gaming (Canada) ULC (“NYX Sub”), a subsidiary of NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”), decreasing less in the current period than it did in the prior year period. Such preferred shares were issued to the Corporation in connection with the sale of two of its former B2B businesses, CryptoLogic Ltd. and Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.), to NYX Gaming Group and NYX Sub (the “Chartwell/Cryptologic Sale”).

Income taxes

The decrease in income taxes during the three months ended September 30, 2016 as compared to the prior year period was primarily the result of the reduction in estimated taxable income in Malta for 2016.

Results from Discontinued Operations

Certain of the former B2B businesses were classified as discontinued operations for the three months ended September 30, 2015. The table below illustrates the impact of such discontinued operations on the Corporation’s earnings during such period.

Three Months Ended September 30,
2015
$000’s
(As adjusted – note 4)
Total Revenue	280
Expenses	225
Results from operating activities before income taxes	505
Income tax recovery	(233)
Net earnings from discontinued operations	738
Basic earnings from discontinued operations per Common Share	$0.01
Diluted earnings from discontinued operations per Common Share	$0.00

For additional information regarding the impact of such discontinued operations on the Corporation’s earnings, see the 2015 Annual Financial Statements and 2015 Annual MD&A.

Comparison of the Nine Months Ended September 30, 2016 and 2015

	Nine Months Ended September 30,
$000's except percentage amounts	2016	2015	Variance	% Change
Total Revenue	845,458	779,119	66,339	8.5%
Selling	122,760	125,305	(2,545)	(2.0%)
General and administrative	428,091	412,504	15,587	3.8%
Financial	101,342	146,012	(44,670)	(30.6%)
Gaming duty	83,682	79,625	4,057	5.1%
Acquisition-related costs	199	220	(21)	(9.5%)
Gain on sale of subsidiary	—	5,352	(5,352)	(100.0%)
Loss from investments	15,439	11,510	3,929	34.1%
Earnings (loss) from associates	644	(617)	1,261	204.4%
Income taxes	4,078	13,471	(9,393)	(69.7%)

Revenue

The revenue increase for the nine months ended September 30, 2016 as compared to the prior year period was primarily attributable to (i) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, (ii) the continued rollout of the casino product offerings, including through additional third party slots under the PokerStars Casino brand (PokerStars first launched its third party slots offerings during the second quarter of 2015), (iii) the previously announced changes to the customer loyalty program and rake structure, as well as adjustments to the Corporation’s multi-table tournament payout structure, and (iv) the addition of new sports to the Corporation’s sportsbook product. It was also favorably impacted by growth in QAUs and the Corporation’s previously announced strategy of focusing on recreational players, which continues to see signs of success resulting in additional Poker revenue in part as a result of the reinvestment of loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players (which such Poker revenue partially offset the overall year-over-year decline, as detailed below). Notwithstanding, the general strengthening of the U.S. dollar relative to certain foreign currencies continued to have an unfavorable impact on the Corporation’s revenue as compared to the prior year period. See also “Foreign Exchange Impact on Revenue” below.

Revenue by Business Line and Geographic Region

	Nine Months Ended September 30, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	251,190	10,666	2	261,858	—	261,858
Malta	173,247	119,931	3	293,181	—	293,181
Italy	57,699	21,346	447	79,492	—	79,492
United Kingdom	43,319	9,932	283	53,534	—	53,534
Spain	30,456	17,453	468	48,377	—	48,377
France	38,182	1,212	413	39,807	—	39,807
Other licensed or approved jurisdictions	34,752	3,389	30,466	68,607	602	69,209
	628,845	183,929	32,082	844,856	602	845,458

	Nine months ended September 30, 2015 (As adjusted - note 4)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	268,958	10,515	—	279,473	—	279,473
Malta	178,365	53,992	—	232,357	—	232,357
Italy	60,406	4,045	458	64,909	—	64,909
United Kingdom	48,233	6,951	281	55,465	—	55,465
Spain	33,218	10,244	461	43,923	—	43,923
France	43,469	—	430	43,899	—	43,899
Other licensed or approved jurisdictions	25,682	69	32,299	58,050	1,043	59,093
	658,331	85,816	33,929	778,076	1,043	779,119

Following the Rational Group Acquisition, the vast majority of the Corporation’s revenues have been generated through Poker, followed by Casino & Sportsbook.  Other offerings, including social and play-money gaming, live poker events, branded poker rooms and daily fantasy sports, and other nominal B2C sources of revenue are aggregated into Other B2C revenues. These business lines together comprise one segment as individually they do not meet any of the quantitative thresholds or disclosure requirements described in IFRS 8, Operating segments. Corporate revenues include certain other nominal sources of revenue.

Poker Revenue

Poker revenue for the nine months ended September 30, 2016 was $628.8 million as compared to Poker revenue of $658.3 million for the nine months ended September 30, 2015, which represents a decrease of 4.5%. The decline in Poker revenue was primarily the result of (i) a decline in customer activity on the Full Tilt real-money online poker offerings, (ii) certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money online casino offerings, (iii) customers playing with a smaller deposit base as compared to the prior year period when they had not yet experienced the impact of the devaluation of their local currency against the U.S. dollar, (iv) a decline in interest on player deposits, reflecting a decrease in the aggregate amount of customer deposits, (v) the cessation of operations in Portugal, Israel and Slovenia, and (vi) the impact of the 2016 Euros. Notwithstanding, and similar to the three months ended September 30, 2016, Poker revenues were positively impacted and supported by (i) the Corporation’s previously announced strategy of focusing on recreational players (in part a result of the reinvestment of loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players), (ii) adjustments to the multi-table tournament payout structure to increase the percentage of players who have the ability to win, and (iii) the launch of PokerStars NJ. The factors resulted in additional Poker revenue that partially offset the overall year-over-year decline. For information on the impact of fluctuations in foreign exchange rates, see “Foreign Exchange Impact on Revenue” below.

Casino & Sportsbook Revenue

Casino & Sportsbook revenue for the nine months ended September 30, 2016 was $183.9 million as compared to $85.8 million for the nine months ended September 30, 2015, which represents an increase of 114.3%.  The increase in Casino & Sportsbook revenue was primarily the result of (i) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, (ii) the continued rollout of the casino product offerings, including through additional third party slots under the PokerStars Casino brand (PokerStars first launched its third party slots offerings during the second quarter of 2015), (iii) growth in QAUs, and (iv) the addition of new sports to the Corporation’s  sportsbook product, as well as the initiation of marketing campaigns.

Revenue by Geographic Region

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its online gaming products and services. The revenue tables above set out the proportion of revenue attributable to each license or approval generating a minimum of 5% of total consolidated revenue for the nine months ended September 30, 2016 and 2015, as well as the revenue attributable to Canada, the Corporation’s jurisdiction of incorporation.

Poker

Poker revenue either declined or was relatively stable in most geographic regions for the nine months ended September 30, 2016 as compared to prior year period. The growth in other licensed and approved jurisdictions was primarily the result of obtaining a local license to operate online gaming in Romania, which had previously operated under the Malta license, and the introduction of PokerStars to the New Jersey market.  The overall decline in Poker revenue was primarily the result of (i) a decline in customer activity on the Full Tilt real-money online poker offerings, (ii) certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money online casino offerings, (iii) customers playing with a smaller deposit base as compared to the prior year period when they had not yet experienced the impact of the devaluation of their local currency against the U.S. dollar, (iv) the cessation of operations in Portugal, Israel and Slovenia, impacting Malta and Isle of Man Poker revenues, (v) a decline in interest on player deposits, reflecting a decrease in the aggregate amount of customer deposits, and (vi) the impact of the 2016 Euros. The United Kingdom’s revenue was also negatively impacted by the devaluation in the Great Britain Pound Sterling.  Spain’s revenue was also negatively impacted by higher than anticipated jackpot payouts in the Corporation’s Spin & Go product. As it relates to France, the decline was also primarily due to an increase in customer relationship management campaigns, in anticipation of France potentially transitioning to shared liquidity, leading to a reduction in net gaming revenue.

Casino & Sportsbook

Casino & Sportsbook revenue increased in each geographic region for the nine months ended September 30, 2016 as compared to the prior year period. The increases were primarily the result of (i) the continued rollout of the Corporation’s casino product offerings, including through additional third party slots under the PokerStars Casino brand, (ii) the expansion of the geographical reach of the Corporation’s casino and sportsbook, products into eligible markets, and (iii) the addition of new sports to the Corporation’s sportsbook product, as well as the initiation of marketing campaigns.  The significant increase in Malta was also primarily a result of the Corporation offering online casino under its Malta license in the Isle of Man and the United Kingdom. The Corporation uses its Malta license for online casino offerings in the Isle of Man and United Kingdom to offset the VAT that it is contractually obligated to pay third party online slots providers with corresponding VAT input tax credits. In addition, the significant increase in other licensed or approved jurisdictions was primarily the result of the introduction of online casino and sportsbook in Denmark and Estonia, obtaining a local license to operate online gaming in Romania, which had previously operated under the Malta license, and the introduction of online casino in New Jersey.  The Corporation does not currently offer online casino in France, but recently introduced its online sportsbook product offering in that jurisdiction in June 2016.Other B2C

Other B2C revenue was virtually flat for the nine months ended September 30, 2016 compared to the prior year period.

Foreign Exchange Impact on Revenue

The general strengthening of the U.S. dollar, which is the primary currency of game play on the Corporation’s product offerings, relative to certain foreign currencies (primarily the Euro) during the nine months ended September 30, 2015 as compared to the same period in 2016 continued to have an unfavorable impact on the Corporation’s revenue. During the nine months ended September 30, 2016, the Corporation estimates the decline in the purchasing power of its consumer base, based on a weighted average of customer deposits, was a result of an average 4.3% decline in the value of its customers’ local currencies relative to the U.S. dollar.

If the Corporation had translated its total IFRS revenue for the nine months ended September 30, 2016 using the constant currency exchange rates for its settlement currencies other than the U.S. dollar, such revenues would have been approximately $887.3 million, which is approximately $41.8 million, or 4.9%, higher than actual IFRS revenue during such period.

Expenses

Selling

The decrease in selling expenses for the nine months ended September 30, 2016 as compared to the prior year period was primarily the result of a reduction in Full Tilt media expenses, general television advertising expenses and the restructuring of certain agreements with affiliates, offset by an increase in royalties paid to third party online casino providers. Notwithstanding this decrease, the Corporation continues to anticipate additional marketing and advertising campaigns during the remainder of 2016, including those associated with the Corporation’s anticipated expansion of its online sportsbook offering, particularly as it relates to the promotion of the new BetStars brand.

General and Administrative

The increase in general and administrative expenses for the nine months ended September 30, 2016 as compared to the prior year period was primarily the result of (i) incremental salary costs associated with certain termination payments related to staff restructuring and hedging, (ii) consulting and professional fees incurred by the Corporation in connection with the Special Committee’s review of strategic alternatives for the Corporation and matters relating to the AMF investigation, (iii) increased amortisation of intangible assets and deferred development costs associated with the migration of the Fill Tilt platform and  the launch of new casino and sportsbook product offerings, including new casino games and sports, as applicable, (iv) operational costs, including communications and technology infrastructure, associated with growing the online casino and sportsbook platforms, and (v) fees associated with the Kentucky Bond Collateral (as defined below), in each case offset by  an impairment charge relating to a markdown of the Corporation’s investment in Innova during the three months ended September 30, 2015.

Financial

The decrease in financial expenses for the nine months ended September 30, 2016 as compared to the prior year period was primarily the result of (i) the translation of the USD Second Lien Term Loan (as defined below) and the deferred purchase price for the Rational Group Acquisition and (ii) lower interest incurred on long-term debt as a result of the Refinancing.

Gaming Duty

The increase in gaming duty expenses for the nine months ended September 30, 2016 as compared to the prior year period was primarily the result of (i) Austria and New Jersey gaming duty expense and (ii) gaming duty imposed on the Casino & Sportsbook revenues in markets where such revenues were not previously generated, such as Spain, in each case as partially offset by a one-time payment of gaming duties owed to Romania in the third quarter of 2015.

Foreign Exchange Impact on Expenses

The Corporation’s expenses are also impacted by currency fluctuations.  Almost all of its expenses are incurred in either the Euro, Great Britain Pound Sterling, U.S. dollar or Canadian dollar. There are some natural hedges as a result of customer deposits made in such currencies, however the Corporation also enters into certain economic hedges to mitigate the impact of foreign currency fluctuations as it deems necessary. Further information on foreign currency risk can be found below in “Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk”.

Loss from Investments

The loss recognized from investments during the nine months ended September 30, 2016 as compared to the prior year period was primarily the result of a decrease in the value of the Corporation’s retained ownership of certain preferred shares of NYX Sub, a subsidiary of NYX Gaming Group, following the Chartwell/Cryptologic Sale.

Income taxes

The decrease in income taxes for the nine months ended September 30, 2016 as compared to the prior year period was primarily the result of a future income expense related to the divestiture of the B2B assets during the nine months ended September 30, 2015.

Results from Discontinued Operations

Certain of the former B2B businesses were classified as discontinued operations for the nine months ended September 30, 2015. The table below illustrates the impact of such discontinued operations on the Corporation’s earnings during such period.

Nine Months Ended September 30,
2015
$000’s
(As adjusted – note 4)
Total Revenue	45,058
Expenses	(110,660)
Results from operating activities before income taxes	(65,602)
Income taxes	40
Net loss from discontinued operations	(65,642)
Basic loss from discontinued operations per Common Share	$(0.49)
Diluted loss from discontinued operations per Common Share	$(0.49)

For additional information regarding the impact of such discontinued operations on the Corporation’s earnings, see the 2015 Annual Financial Statements and 2015 Annual MD&A.

SUMMARY OF QUARTERLY RESULTS

The following financial data for each of the eight most recently completed quarters has been prepared in accordance with IFRS, and all such periods have been adjusted to reflect the impact of discontinued operations, as applicable. Although the presentation currency for each period presented below is currently the U.S. dollar, all such periods (with the exception of the 2016 quarters presented) were previously presented in Canadian dollars. See note 4 for additional information on the change in presentation currency from Canadian dollars to U.S. dollars.

	For the three months ended (As restated for 2015 and 2014 - note 4,9)
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
$000’s, except per share amounts	2014	2015	2015	2015	2015	2016	2016	2016
Total Revenue	300,211	272,292	259,500	247,327	293,201	288,673	285,939	270,846
Net Earnings (loss)	22,382	10,767	187,467	29,147	(17,119)	55,491	22,497	12,523
Net Earnings (loss) from Continuing Operations	32,170	23,263	6,382	(34,438)	(15,226)	55,491	22,497	12,523
Basic Net Earnings (loss) per Common Share	$0.17	$0.08	$1.40	$0.22	$(0.09)	$0.42	$0.16	$0.09
Diluted Net Earnings (loss) per Common Share	$0.11	$0.05	$0.94	$0.15	$(0.09)	$0.28	$0.12	$0.06
Basic Net Earnings (loss) from Continuing Operations per Common Share	$0.24	$0.17	$0.05	$(0.26)	$(0.08)	$0.42	$0.16	$0.09
Diluted Net Earnings (loss) from Continuing Operations per Common Share	$0.16	$0.12	$0.03	$(0.26)	$(0.08)	$0.28	$0.12	$0.06

The decline in revenues during the fourth quarter of 2015 as compared to the prior year period was primarily attributable to the decline in Poker revenue as a result of foreign exchange fluctuations, as partially offset by Casino & Sportsbook revenues. The revenue increases for the first and second quarters of 2016 as compared to the prior year periods were primarily attributable to Casino & Sportsbook Revenues resulting from the continued rollout of casino and sportsbook products and the expansion of the geographical reach of such products into eligible markets, and the previously announced changes to the customer loyalty program and rake structure, as well as adjustments to the Corporation’s multi-table tournament payout structure, including through the reinvestment of a portion of the loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players.

For a discussion of trends and variances over the three and nine months ended September 30, 2016 and 2015, see “Selected Financial Information”, “Discussion of Operations”, “Liquidity and Capital Resources” and “Cash Flows by Activity” contained in this MD&A.

Given the nature of the B2C business, including, without limitation, the extent of certain non-recurring costs, instead of evaluating IFRS net earnings (loss) from continuing operations alone, the Corporation also analyzes Adjusted Net Earnings to evaluate operating results and for financial and operational decision-making purposes. The Corporation believes that this measure provides more useful information about its operating results and enhances the overall understanding of its past performance and future prospects. See “Selected Financial Information—Other Financial Information” above.

The Corporation’s results of operations can fluctuate due to seasonal trends and other factors. Historically, given the geographies where the Corporation operates and the majority of its customers are located, and the related climate and weather in such geographies, among other things, revenues from its B2C operations have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. In online sportsbook, fluctuations can also occur around applicable sports seasons with increased customer activity around notable or popular sporting events.  As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted the Corporation’s historical results will repeat in future periods as the Corporation cannot influence or forecast many of these factors.  For other factors that may cause its results to fluctuate, including, without limitation, market risks, such as foreign exchange risks, see “Outlook” above, “Liquidity and Capital Resources—Market Risk”

and “Risk Factors and Uncertainties” below, and the 2015 Annual Information Form, including, without limitation, under the headings “Risk Factors and Uncertainties” and “Business of the Corporation—Seasonality” therein.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s principal sources of liquidity are its cash generated from operations and certain other currently available funds. Currently available funds consist primarily of cash on deposit with banks and available-for-sale investments, which are comprised primarily of certain highly liquid, short-term investments, including equity and debt securities. Generally, following the Rational Group Acquisition, the Corporation’s working capital needs are minimal over the year as the B2C business requires customers to deposit funds prior to playing or participating in its real-money product offerings. The Corporation believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Management is also of the opinion that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative products and services. Based on the Corporation’s currently available funds, funds available from the Credit Facility (as defined and detailed below) and its ability to access the debt and equity capital markets, if necessary, management believes that the Corporation will have the cash resources necessary to satisfy current obligations and working capital needs, and fund currently planned development activities and other capital expenditures for at least the next 12 months. Notwithstanding, as a result of, among other things, the state of capital markets and the Corporation’s ability to access them on favorable terms, if at all, micro and macro-economic downturns, and contractions of the Corporation’s operations may influence its ability to liquidate its available-for-sale investments or otherwise secure the capital resources required to satisfy current or future obligations (including, without limitation, those set forth under “Contractual Obligations” below) and fund future projects, strategic initiatives and support growth. For a description of the factors and risks that could affect the Corporation’s ability to generate sufficient amounts of cash and access the capital markets, in the short- and long-terms, in order to maintain the Corporation’s capacity to meet its obligations and expected growth or fund development activities, see “Risk Factors and Uncertainties” below and in the 2015 Annual Information Form.

The Corporation’s asset base of approximately $5.58 billion and outstanding long-term liabilities of approximately $2.50 billion at September 30, 2016 and asset base of approximately $5.64 billion and outstanding long-term liabilities of approximately $2.85 billion at December 31, 2015 were all primarily attributable to the Rational Group Acquisition. The decrease in the Corporation’s asset base from December 31, 2015 was primarily the result of the depreciation of its intangible asset base, while the decrease in outstanding long-term liabilities from December 31, 2015 was primarily the result of reclassifying the deferred payment in the aggregate amount of $400 million and payable on February 1, 2017 as a current liability.

The Corporation believes that it improved its financial condition since December 31, 2015 and expects to continue to do so by strengthening its cash flow generation, liquidity and leverage profile as a result of, among other things, continuing to introduce new and innovative products, pursue expansion into new jurisdictions and further reduce outstanding liabilities. For additional information regarding the Corporation’s repayment of debt, including the Refinancing, see below under “Long-Term Debt”.

For additional information regarding the Corporation’s liquidity and capital resources, see the descriptions of the Corporation’s debt as set forth below under “Credit Facility” and “Long-Term Debt” and the notes to the Q3 2016 Financial Statements, as well as the 2015 Annual Information Form under the heading “General Development of the Business”.  See also “Risk Factors and Uncertainties” below and in the 2015 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness”.

Market Risk

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

Foreign Currency Exchange Risk

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than the U.S. dollar and Canadian dollar. In general, the Corporation is a net receiver of currencies other than the U.S. dollar and Canadian dollar, primarily the Euro. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, have reduced the purchasing power of the Corporation’s customers and thereby negatively affected the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net earnings as a result of transaction gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. The Corporation uses derivative financial instruments for risk management purposes, not for generating trading profits, and anticipates that such instruments will mitigate foreign currency risk.  As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.  However, it is difficult to predict the effect hedging activities could have on the Corporation’s results of operations and there can be no assurance that any foreign currency exchange risks will be so mitigated or that such instruments will not result in a loss. After accounting for discontinued operations, the Corporation recognized foreign currency losses of $5.55 million and $9.09 million in the three months ended September 30, 2016 and 2015, respectively, and foreign currency gains of $24.55 million and losses of $2.51 million in the nine months ended September 30, 2016 and 2015, respectively.

In addition to the Swap Agreements (as defined and detailed below), the Corporation has entered into multiple foreign exchange contracts (the “Foreign Exchange Contracts”) to purchase U.S. dollar for Euros, sell U.S. dollar for Euros and to buy Great Britain Pound Sterling for U.S. dollar. These economic hedges are intended to mitigate the impact of the fluctuation of both the U.S. dollar to Euro and U.S. dollar to Great Britain Pound Sterling exchange rates on foreign currency liabilities.  For the nine months ended September 30, 2016, the Corporation recognized a realized gain of $1.83 million in income on the Foreign Exchange Contracts that matured during the period and an unrealized loss on the Foreign Exchange Contracts of $5.84 million that will mature in future periods during the year ending December 31, 2016. The Corporation believes that the Foreign Exchange Contracts have had no material impact on its Q3 2016 Financial Statements (see note 13).  See also “Summary of Significant Accounting Policies—New and Significant Accounting Policies—Financial Instruments—Derivatives” below.  The Corporation may in the future enter into additional derivatives or other financial instruments in an attempt to hedge its foreign currency exchange risk.

Interest Rate Sensitivity

The Corporation’s exposure to changes in interest rates relates primarily to interest paid on the Corporation’s long-term indebtedness, as well as the interest earned on and market value of its cash and available-for-sale investments. Through the Swap Agreements, the Corporation attempts to mitigate the impact of changes in interest rates on its long-term indebtedness and the impact of foreign currency gains and losses resulting from changes in the U.S. dollar to Euro exchange rate. For additional information, see “Long Term Debt—First and Second Lien Term Loans” below.

The Corporation’s cash consists primarily of cash on deposit with banks and its available-for-sale investments consist primarily of certain highly liquid, short-term instruments, including equities, funds and debt securities. The Corporation’s investment policy and strategy is focused on preservation of capital and supporting its liquidity requirements, not on generating trading profits. Changes in interest rates affect the interest earned on the Corporation’s cash and available-for-sale investments and the market value of those securities. However, any realized gains or losses resulting from such interest rate changes would only occur if the Corporation sold the investments prior to maturity.

Liquidity Risk

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s banks and other lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources, including the debt and equity capital markets, as required.

Contractual Obligations

The following is a summary of the Corporation’s contractual obligations as of September 30, 2016:

	Payments due by period
	Total	Less than	1-3 years	3-5 years	More than
$000's		1 year			5 years
Provisions	420,030	409,100	9,469	1,461	—
Long Term Debt	3,204,423	216,704	375,599	2,383,640	228,480
Derivatives	93,243	5,845	86,549	849	—
Purchase Obligations	44,010	8,425	11,298	7,442	16,845
Total	3,761,706	640,074	482,915	2,393,392	245,325

_____________________________

1The purchase price for the Rational Group Acquisition included a $4.5 billion payment made at the closing of the transaction, plus a deferred payment in the aggregate amount of $400 million payable on February 1, 2017. Pursuant to the terms of the credit agreements governing the debt incurred for the Rational Group Acquisition, the Corporation must deposit into a separate bank account an amount equal to 35% of its monthly excess cash flow (as defined under the credit agreements) for such deferred payment.  If the Corporation fails to pay the entirety of the deferred payment when it becomes due (whether through the amounts deposited in such account or otherwise), then it must use commercially reasonable efforts to raise the balance of the deferred payment amount through the issuance of equity securities and subject to the terms of the applicable credit agreements and any amounts outstanding will accrue monthly interest for each month of delay equal to the product of such outstanding amount times either (i) the sum of 30 day LIBOR, plus 85 basis points for all months prior to the sixth-month anniversary of such failure to pay or (ii) the sum of 30 day LIBOR plus 135 basis points for all months after the sixth-month anniversary of such failure to pay (all as further detailed in the merger agreement). Although not required by the merger agreement, the Corporation may also pursue incurring additional debt to pay the balance of the deferred payment. The sellers have agreed not to enforce or seek to enforce the deferred payment obligation or any amounts outstanding with respect thereto prior to the maturity or repayment of the debt incurred for the Rational Group Acquisition.  The deferred payment may otherwise become due and payable upon a change of control (as such term is defined in the credit agreements). Notwithstanding the foregoing, the Corporation may elect to pay all or any portion of the deferred payment prior to its due date at a 6% annual discount rate, provided that any such prepayment must be at least $50 million. Amaya’s current plans for financing the deferred payment are described above under “Overview—Year-to-Date and Subsequent Developments—Deferred Payment Financing”.

Credit Facility

The Corporation obtained a first lien revolving credit facility of $100 million on August 1, 2014 in connection with the Rational Group Acquisition (the “Credit Facility”).  Maturing on August 1, 2019, the Credit Facility can be used to fund working capital needs and for general corporate purposes.  The interest rate under the Credit Facility is, at the Corporation’s option, either LIBOR plus 4.00% or ABR plus 3.00%.  The applicable commitment fee on the Credit Facility is based on a first lien leverage ratio of 3.75 to 1.00 and could range from 0.375% to 0.50%.  Borrowings under the Credit Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties.

As at each of September 30, 2016 and December 31, 2015, there were no amounts outstanding under the Credit Facility. However, in connection with the previously reported December 23, 2015 Commonwealth of Kentucky trial court order for damages against certain of its subsidiaries, the Corporation filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process. In connection with the posting of the bond, the Corporation delivered cash collateral in the amount of $40 million and letters of credit in the aggregate amount of $30 million (collectively, the “Kentucky Bond Collateral”), which thereby reduced the availability under the Credit Facility to $70 million.

For additional information on the proceedings in Kentucky, see below under “Legal Proceedings and Regulatory Actions”, the 2015 Annual Reports and the Q2 2016 MD&A, including under the heading “Legal Proceedings and Regulatory Actions” therein, as applicable, and note 18.

Long-Term Debt

The following is a summary of long-term debt outstanding at September 30, 2016 and December 31, 2015 (all capitalized terms used in the table below relating to such long-term debt are defined below):

	Interest rate	September 30, 2016, Principal outstanding balance in local denominated currency	September 30, 2016 Carrying amount	December 31, 2015, Principal outstanding balance in local denominated currency	December 31, 2015 Carrying amount
		$000’s	$000’s	$000’s	$000’s (As adjusted - note 4)
USD First Lien Term Loan	5.00%	2,026,227	1,968,603	2,041,616	1,978,764
EUR First Lien Term Loan	5.25%	286,869	316,992	289,048	307,583
USD Second Lien Term Loan	8.00%	210,000	165,163	210,000	161,524
CDN 2013 Debentures	7.50%	—	—	30,000	21,556
Total long-term debt			2,450,758		2,469,427
Current portion			64,318		32,889
Non-current portion			2,386,440		2,436,538

The decrease in outstanding long-term debt from December 31, 2015 was primarily the result of the repayment of the CDN 2013 Debentures (as defined below). For additional information regarding the interest on the Corporation’s outstanding long-term debt, including the effective interest rates, see the Q3 2016 Financial Statements. To manage its interest rate exposure on certain of its debt, the Corporation entered into the Swap Agreements (as defined and described below).

The principal repayments of the Corporation’s currently outstanding long-term debt over the next five years amount to the following:

	1 Year $000's	2 Years $000's	3 Years $000's	4 Years $000's	5 Years and Greater $000's
USD First Lien Term Loan	70,828	80,657	20,519	20,519	1,833,704
EUR First Lien Term Loan	11,275	12,840	3,266	3,266	291,905
USD Second Lien Term Loan	—	—	—	—	210,000
Total	82,103	93,497	23,785	23,785	2,335,609

CDN 2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of CDN $1,000 per unit for aggregate gross proceeds of CDN $30 million (the “CDN 2013 Debentures”). The CDN 2013 Debentures matured on January 31, 2016 and were repaid in full on February 1, 2016 and the then-remaining outstanding warrants expired on January 31, 2016.  As of such date, the Corporation had no further obligations under or with respect to the same.

First and Second Lien Term Loans

On August 1, 2014, Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Without giving effect to the Refinancing, the first lien term loans consisted of a $1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor and repayable on August 22, 2021. Also without giving effect to the Refinancing, the second lien term loan consisted of an $800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

On August 12, 2015, the Corporation completed the previously announced refinancing of certain of its outstanding long-term indebtedness (the “Refinancing”). The Refinancing included the repayment of approximately $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately $195 million in cash.  The credit agreement related to the First Lien Term Loans was amended to, among other things, provide for these increased term loan facilities. As a result of the Refinancing, the Corporation realized savings of approximately $15.28 million in interest expense for the nine months ended September 30, 2016 as compared to the prior year period.

First Lien Term Loans

Giving effect to the Refinancing, the USD First Lien Term Loan increased to $2.04 billion and the EUR First Lien Term Loan increased to €289 million.

The Corporation is required to allocate up to 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans.  Excess cash flow is referred to as EBITDA of Amaya Holdings B.V. (a parent of the Rational Group) on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ended on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•

If the total secured leverage ratio (as defined in the credit agreement governing the First Lien Term Loans) at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

As a result of the Refinancing and an amendment to the credit agreement for the First Lien Term Loans, which contemplates the increased term loan facilities and the approximately $195 million of cash repaid by the Corporation in connection with the same, the Corporation will not be required to allocate any excess cash flow to the principal repayment of the First Lien Term Loans during the fiscal year ending December 31, 2016. However, to the extent that the Corporation has such excess cash flow in applicable periods beginning in 2017, the Corporation may be required to allocate the applicable portion of such excess cash flow for such principal repayment.

See also “Risk Factors and Uncertainties” below and in the 2015 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness”.

The agreement for the First Lien Term Loans limits Amaya Holdings B.V. and its subsidiaries’ ability to, among other things, incur additional debt or grant additional liens on its assets and equity, distribute equity interests and distribute any assets to third parties.

During the year ended December 31, 2015, a subsidiary of the Corporation entered into cross currency interest rate swap agreements (collectively, the “Swap Agreements”), designated and qualifying as cash flow hedges, to manage the interest rate exposure on the USD First Lien Term Loan. Under the Swap Agreements, the subsidiary agreed to exchange a notional principal amount of approximately $2.07 billion of the USD First Lien Term Loan into Euro denominated fixed rate debt in order to fix future interest and principal payments in terms of the Euro, which is the subsidiary’s functional currency.  In doing so, the Corporation currently expects to mitigate the impact of changes in interest rates and the impact of foreign currency gains and losses resulting from changes in the U.S. dollar to Euro exchange rate, thereby potentially reducing the uncertainty of future cash flows. As of September 30, 2016, the fair value of the Swap Agreements represented a liability of $84.42 million. Notwithstanding the foregoing, as a result of the Swap Agreements, the Corporation had interest savings of $5.14 million during the nine months ended September 30, 2016.

USD Second Lien Term Loan

Giving effect to the Refinancing, the USD Second Lien Term Loan decreased to $210 million, and although the applicable interest rate remained the same, the effective interest rate increased (note 12).

CASH FLOWS BY ACTIVITY

Comparison of the Three Months Ended September 30, 2016 and 2015

The table below outlines a summary of cash inflows and outflows by activity for the three months ended September 30, 2016 and 2015 with respect to both continuing and discontinued operations.

	Three Months Ended September 30,
	2016	2015
	$000's	$000's
Net cash inflows from operating activities	86,693	69,429
Net cash outflows from financing activities	(39,274)	(242,390)
Net cash inflows (outflows) from investing activities	(18,321)	46,438

Cash Inflows from Operating Activities

The Corporation generated cash inflows from operating activities for the three months ended September 30, 2016 and 2015. This was primarily the result of cash flow generated by the Corporation’s B2C business. The Corporation’s cash inflows from operating activities increased for the three months ended September 30, 2016 as compared to the prior year period primarily as a result of increased revenues, as partially offset by less collections of payment processor receivables during the quarter and payment of gaming duties in Austria (primarily relating to periods prior to the Rational Group Acquisition).

Cash Outflows from Financing Activities

During the three months ended September 30, 2016, the primary expenditures affecting cash outflows from financing activities were the repayment of long-term debt interest and principal, particularly as it related to the First Lien Term Loans and the USD Second Lien Term Loan. During the three months ended September 30, 2015, the primary expenditures affecting the cash used in financing activities were (i) the payment of long-term debt interest and principal payments, (ii) the Refinancing, including associated costs, and (iii) the repurchase of Common Shares under the Corporation’s then-effective normal course issuer bid (the “2015 NCIB”).

Cash Inflows (Outflows) from Investing Activities

During the three months ended September 30, 2016, the Corporation’s cash outflows from investing activities were primarily driven by (i) the cash sweeps for the deferred payment for the Rational Group Acquisition (equal to 35% of certain free cash flow as defined in the merger agreement governing the Rational Group Acquisition) and (ii) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook development. During the three months ended September 30, 2015, the Corporation generated cash from investing activities primarily through the proceeds from the Chartwell/Cryptologic Sale, as partially offset by the cash sweeps for the deferred payment for the Rational Group Acquisition and capital expenditures.

Cash Inflows and Outflows from Discontinued Operations

Certain of the former B2B businesses were classified as discontinued operations for the three months ended September 30, 2015. The table below illustrates the impact of such discontinued operations on the Corporation’s cash flows during such period.

Three Months Ended September 30,
2015
$000’s (As adjusted - note 4)
Net cash outflows from operating activities	(3,976)
Net cash inflows from investing activities	2,087
Net cash inflows from financing activities	4,903

For additional information regarding the impact of such discontinued operations on the Corporation’s cash flows, see the 2015 Annual Financial Statements and 2015 Annual MD&A.

Comparison of the Nine Months Ended September 30, 2016 and 2015

The table below outlines a summary of cash inflows and outflows by activity for the nine months ended September 30, 2016 and 2015 with respect to both continuing and discontinued operations.

	Nine Months Ended September 30,
	2016	2015
	$000's	$000's
Net cash inflows from operating activities	201,641	260,074
Net cash outflows from financing activities	(138,554)	(770,421)
Net cash inflows (outflows) from investing activities	(118,570)	384,519

Cash Inflows from Operating Activities

The Corporation generated cash inflows from operating activities for the nine months ended September 30, 2016 and 2015. This was primarily the result of cash flow generated by the Corporation’s B2C business. The Corporation’s cash inflows from operating activities decreased for the nine months ended September 30, 2016 as compared to the prior year period primarily as a result of (i) a decrease in the total deposit balances of high volume, net withdrawing customers, as partially offset by an increase in net deposits, (ii) a reduction in accounts payable associated with the repayment of outstanding 2015 supplier balances, (iii) payment of gaming duties in Austria (primarily relating to periods prior to the Rational Group Acquisition), (iv) less collections of payment processor receivables, and (v) consulting and professional fees incurred by the Corporation in connection with the Special Committee’s review of strategic alternatives for the Corporation and matters relating to the AMF investigation, in each case as offset by increased revenues.

Cash Outflows from Financing Activities

During the nine months ended September 30, 2016, the primary expenditures affecting cash outflows from financing activities were (i) the payment of long-term debt interest and principal, particularly as it related to the First Lien Term Loans and the USD Second Lien Term Loan and (ii) the repayment of the CDN 2013 Debentures.  During the nine months ended September 30, 2015, the primary expenditures affecting the cash used in financing activities were (i) the repayment of the senior and mezzanine debt facilities then-outstanding, including the associated prepayment penalty and costs, as a result of the sale of Cadillac Jack Inc. to AGS, LLC, an affiliate of funds managed by Apollo Global Management, LLC (NYSE:APO) (the “Cadillac Jack Sale”) (ii) long-term debt interest and principal payments, (iii) the Refinancing, including associated costs, and (iv) the repurchase of Common Shares under the 2015 NCIB.

Cash Inflows (Outflows) from Investing Activities

During the nine months ended September 30, 2016, the Corporation’s cash outflows from investing activities were primarily driven by (i) the cash sweeps for the deferred payment for the Rational Group Acquisition (equal to 35% of certain free cash flow as defined in the merger agreement governing the Rational Group Acquisition), (ii) the cash collateral delivered as part of the Kentucky Bond Collateral, (iii) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook development, and (iv) settlement of minimum revenue guarantees in relation to the divestitures of the former B2B assets . During the nine months ended September 30, 2015, cash generated by investing activities primarily resulted from the proceeds of the Cadillac Jack Sale, the

Chartwell/Cryptologic Sale and the initial public offering of common shares of Innova, in each case as partially offset by the cash sweeps for the deferred payment for the Rational Group Acquisition and capital expenditures.

Cash Inflows and Outflows from Discontinued Operations

Certain of the former B2B businesses were classified as discontinued operations for the nine months ended September 30, 2015. The table below illustrates the impact of such discontinued operations on the Corporation’s cash flows during such period.

Nine Months Ended September 30,
2015
$000’s (As adjusted - note 4)
Net cash inflows from operating activities	1,445
Net cash outflows from investing activities	(16,341)
Net cash inflows from financing activities	1,218

For additional information regarding the impact of such discontinued operations on the Corporation’s cash flows, see the 2015 Annual Financial Statements and 2015 Annual MD&A.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For a description of the Corporation’s significant accounting policies and related information, see note 2 to the Q3 2016 Financial Statements and the 2015 Annual Financial Statements, and the 2015 Annual MD&A. There have been no changes to the Corporation’s significant accounting policies or critical accounting estimates or judgments during the three months ended September 30, 2016. Notwithstanding, as previously reported, beginning with the first quarter of 2016 the Corporation changed its presentation currency from Canadian dollars to U.S. dollars and reported prior period adjustments. See above under “Overview—First Quarter and Subsequent Highlights—Presentation Currency” and note 4.

RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policies Adopted

During the three months ended September 30, 2016, there have been no changes to the Corporation’s accounting policies adopted.

Change in Accounting Estimates

During the nine months ended September 30, 2016, the Corporation determined that it was necessary to accelerate the amortization of the Full Tilt software no longer used as a result of the previously announced migration of the Full Tilt brand and players to the PokerStars platform reducing the remaining life from 39 to 24 months. Although the software will no longer be used, the Corporation determined that there is value in preventing its use by others. This change in accounting estimate results in an increase in amortization of intangibles expense from approximately $11.28 million to approximately $18.10 million each year from May 2016 through April 2018.

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets. IFRS 9 also amends the impairment model by introducing a new expected credit losses model for calculating impairment on its financial assets and commitments to extend credit. The standard also introduces additional changes relating to financial liabilities. IFRS 9 also includes a new hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Extended disclosures about risk management activity for those applying hedge accounting will also be required under the new standard.

An entity shall apply IFRS 9 retrospectively, with some exemptions, for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers, unless those contracts are within the scope of other standards such as insurance contracts, financial instruments or lease contracts. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 16, Leases

The IASB recently issued IFRS 16 to replace IAS 17 “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

OFF BALANCE SHEET ARRANGEMENTS

As at September 30, 2016, the Corporation had no off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Corporation.

OUTSTANDING SHARE DATA

As at November 11, 2016
Common Shares issued and outstanding	144,995,677
Common Shares issuable upon conversion of 1,139,249 Preferred Shares	53,426,450
Common Shares issuable upon exercise of options	10,856,975
Common Shares issuable upon exercise of warrants	4,000,000
Total Common Shares on a fully-diluted basis	213,279,102

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, there were no material changes or updates to the Corporation’s material legal proceedings or regulatory actions during the three months ended September 30, 2016. For additional information regarding the Corporation’s material legal proceedings and regulatory actions, see the 2015 Annual Reports and the Q2 2016 MD&A under the heading “Legal Proceedings and Regulatory Actions”, as applicable.

Kentucky Proceeding

For information regarding the previously reported proceedings in Kentucky, see above under “Liquidity and Capital Resources—Credit Facility”, the 2015 Annual Reports and the Q2 2016 MD&A, including under the heading “Legal Proceedings and Regulatory Actions” therein, as applicable, and note 18.

The AMF Investigation and Other Matters

For information regarding the previously reported AMF investigation and certain other matters, see “Overview—Year-to-Date and Subsequent Developments—AMF Investigation and Other Matters” above, the 2015 Annual Reports and the Q2 2016 MD&A, as applicable.

Class Actions

U.S. Class Action

On August 31, 2016, the lead plaintiffs in Carmack v. Amaya Inc., et. al. (Case No. 1:16-cv-01884-JHR-JS) filed an amended class action complaint (the “Amended Complaint”) in the United States District Court, District of New Jersey (the “U.S. Class Action”) (three putative class actions were filed in the Southern District of New York, but the respective plaintiffs subsequently filed requests for voluntary dismissal, leaving the U.S. Class Action as the remaining class action against the Corporation in the United States). The Amended Complaint names as defendants the Corporation, the Corporation’s former Chief Executive Officer, Mr. Baazov, the Corporation’s Chief Financial Officer, Daniel Sebag, and two directors, Divyesh (Dave) Gadhia and Harlan Goodson, and alleges a class period beginning on May 26, 2015 and ending on March 22, 2016 (the day prior to the announcement of the filing of charges brought by the AMF against Mr. Baazov).

The Amended Complaint generally alleges that the defendants violated certain U.S. securities laws by misrepresenting or failing to disclose that Mr. Baazov allegedly was engaged in an insider trading scheme in which he provided privileged information to third parties and influenced or artificially inflated the price of the Corporation’s securities.  The U.S. Class Action seeks damages stemming from losses that the plaintiffs and the alleged class claim to have suffered as a result of the foregoing.

The Corporation believes that the U.S. Class Action is without merit and intends to vigorously defend itself against it; however, there can be no assurance that the Corporation will be successful in its defense.

Quebec Class Action

On July 22, 2016, a re-amended motion for authorization of a class action and for authorization to bring an action pursuant to Quebec securities law (the “Re-Amended Lemelin Class Action”), Lemelin and Derome v. Amaya Inc. et al. (Case No. 500-06-000785), was filed in the Province of Quebec, Canada, District of Montreal, naming the Corporation, Mr. Baazov, Mr. Sebag, and certain of the Corporation’s directors, Mr. Gadhia, Mr. Goodson and General Wesley K. Clark, as defendants. The Re-Amended Lemelin Class Action was filed by two individual shareholders on behalf of themselves and a class of persons, composed of a sub-class of primary market purchasers and a sub-class of secondary market purchasers, who purchased the Corporation’s securities between March 31, 2014 and March 22, 2016 (the day before the announcement of the filing of charges brought by the AMF against Mr. Baazov). The plaintiffs generally allege that throughout the class period the defendants violated certain Canadian securities laws by misrepresenting or failing to disclose (or acquiescing in the same), among other things, that Mr. Baazov was engaged in an insider-trading scheme, in which he provided privileged information to third parties and artificially inflated the price of the Corporation’s securities. The plaintiffs also allege that the Corporation did not properly disclose that it had inadequate or ineffective internal controls and that one or more of its directors and Mr. Baazov were in breach of its Code of Business Conduct.

The Re-Amended Lemelin Class Action seeks damages stemming from losses the plaintiffs claim to have suffered as a result of the foregoing. The Corporation believes that the Re-Amended Lemelin Class Action is without merit and intends to vigorously defend itself against it; however, there can be no assurance that the Corporation will be successful in its defense.

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 (“NI 52-109”), entitled Certification of Disclosure in Issuers’ Annual and Interim Filings, requires Amaya’s certifying officers, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to establish and maintain disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in NI 52-109. In compliance with NI 52-109, the Corporation has filed certificates signed by the CEO and the CFO that, among other things, report on the design of each of DC&P and ICFR.

Changes to Internal Control over Financial Reporting

There has been no change in Amaya’s ICFR that occurred during the period beginning on July 1, 2016 and ended on September 30, 2016 that has materially affected, or is reasonably likely to materially affect, Amaya’s ICFR.

Limitations on Effectiveness of DC&P and ICFR

In designing and evaluating DC&P and ICFR, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.  In addition, the design of DC&P and ICFR must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A, the Q3 2016 Financial Statements, the 2015 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties” therein, and in other filings that the Corporation has made and may make with applicable securities authorities in the future, including those available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of the Common Shares (or of any other securities of the Corporation) could decline, and you could lose part or all of your investment.

FURTHER INFORMATION

Additional information relating to Amaya and its business, including, without limitation, the Q3 2016 Financial Statements, the 2015 Annual Reports and other filings that Amaya has made and may make with applicable securities authorities in the future, may be found on or through SEDAR at www.sedar.com, EDGAR at www.sec.gov or Amaya’s website at www.amaya.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Amaya securities and securities authorized for issuance under equity compensation plans, is also contained in the Corporation’s most recent management information circular.

In addition to press releases, securities filings and public conference calls and webcasts, Amaya intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following Amaya’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Montreal, Québec
November 14, 2016

(Signed) “Daniel Sebag”

_____________________

Daniel Sebag, CPA, CA
Chief Financial Officer